FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca enters collaboration in oncology

This announcement contains inside information

27 July 2020 07:00 BST

AstraZeneca and Daiichi Sankyo enter collaboration to develop and commercialise new antibody drug conjugate

Potential new medicine DS-1062 could redefine treatment standards in lung, breast and multiple other cancers

AstraZeneca has entered into a new global development and commercialisation agreement with Daiichi Sankyo Company, Limited (Daiichi Sankyo) for DS-1062, Daiichi Sankyo's proprietary trophoblast cell-surface antigen 2 (TROP2)-directed antibody drug conjugate (ADC) and potential new medicine for the treatment of multiple tumour types.

DS-1062 is currently in development for the treatment of multiple tumours that commonly express the cell-surface glycoprotein TROP2. Among them, TROP2 is overexpressed in the majority of non-small cell lung cancers1 and breast cancers,2,3 tumour types that have long been a strategic focus for AstraZeneca. This collaboration reflects AstraZeneca's strategy to invest in antibody drug conjugates as a class, the innovative nature of the technology and the successful existing collaboration with Daiichi Sankyo.

Pascal Soriot, Chief Executive Officer, said: "We see significant potential in this antibody drug conjugate in lung as well as in breast and other cancers that commonly express TROP2. We are delighted to enter this new collaboration with Daiichi Sankyo and to build on the successful launch of Enhertu to further expand our pipeline and leadership in Oncology. We now have six potential blockbusters in Oncology with more to come in our early and late pipelines."

Sunao Manabe, Representative Director, President and CEO of Daiichi Sankyo, said: "DS-1062, one of our lead DXd ADCs that will form a pillar of our next mid-term business plan, has the potential to become a best-in-class TROP2 ADC in multiple tumours, including lung and breast cancers. This new strategic collaboration with AstraZeneca, a company with extensive experience and significant expertise in the global oncology business, will enable us to deliver DS-1062 to more patients around the world as quickly as possible. As we have done with Enhertu, we will jointly design and implement strategies to maximise the value of DS-1062."

Using Daiichi Sankyo's proprietary DXd ADC technology, DS-1062 is designed to deliver chemotherapy selectively to cancer cells and to reduce systemic exposure. A comprehensive development programme with DS-1062 is planned globally.

Financial considerations
AstraZeneca will pay Daiichi Sankyo an upfront payment of $1bn in staged payments: $350m is due upon completion, with $325m after 12 months and $325m after 24 months from the effective date of the agreement.

AstraZeneca will pay additional conditional amounts of up to $1bn for the successful achievement of regulatory approvals and up to $4bn for sales-related milestones.

The transaction will be accounted for as an intangible asset acquisition, recognised initially at the present value of non-contingent consideration, with any potential future milestone payments capitalised into the intangible asset as they are recognised.

The companies will jointly develop and commercialise DS-1062 worldwide, except in Japan where Daiichi Sankyo will maintain exclusive rights. AstraZeneca and Daiichi Sankyo will share equally development and commercialisation expenses as well as profits relating to DS-1062 worldwide, except for Japan where Daiichi Sankyo will be responsible for such costs and will pay AstraZeneca mid single-digit royalties. Daiichi Sankyo will record sales in the US, certain countries in Europe and certain other countries where Daiichi Sankyo has affiliates. Profits shared with AstraZeneca from those countries will be recorded as Collaboration Revenue by AstraZeneca. AstraZeneca will record Product Sales in other countries worldwide, for which profits shared with Daiichi Sankyo will be recorded within Cost of Sales. Daiichi Sankyo will manufacture and supply DS-1062.

There are no closing conditions to the transaction. The collaboration agreement became effective on 27 July 2020. The transaction does not impact the Company's financial guidance for 2020.

TROP2
TROP2 is a transmembrane glycoprotein that is overexpressed in many cancers including up to 80% of patients with triple-negative breast cancer.2,3 High TROP2 expression also has been identified in a majority of non-small cell lung cancers.1 Research indicates that high TROP2 expression is associated with cancer cell growth and proliferation.4 TROP2 is recognised as a promising molecular target for therapeutic development in various cancers.4

DS-1062
DS-1062 is a TROP2-directed ADC. ADCs are targeted cancer medicines that deliver cytotoxic chemotherapy ('payload') via a linker attached to a monoclonal antibody that binds to a specific target expressed on cancer cells. Designed using Daiichi Sankyo's proprietary DXd ADC technology, DS-1062 is comprised of a humanised anti-TROP2 monoclonal antibody attached to a topoisomerase I inhibitor payload by a tetrapeptide-based linker. DS-1062 is a potential new medicine that has not been approved for any indication in any country. Safety and efficacy have not been established.

Collaboration between AstraZeneca and Daiichi Sankyo in Oncology
In March 2019, AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu (HER2-directed ADC) worldwide, except in Japan, where Daiichi Sankyo maintains exclusive rights.

AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With six new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. Inamura K, et al. Association of tumor TROP2 expression with prognosis varies among lung cancer subtypes. Oncotarget. 2017; 8 (17): 28725-28735. https://dx.doi.org/10.18632%2Foncotarget.15647.
2. Zhao W, et al. Trop2 is a potential biomarker for the promotion of EMT in human breast cancer. Oncol Rep. 2018; 40 (2): 759-766. https://doi.org/10.3892/or.2018.6496.
3. Zaman S, et al. Targeting Trop-2 in solid tumors: future prospects. Onco Targets Ther. 2019; 12: 1781-1790. https://dx.doi.org/10.2147%2FOTT.S162447.
4. Zeng P, et al. Impact of TROP2 expression on prognosis in solid tumors: A Systematic Review and Meta-analysis. Sci Rep. 2016; 6: e33658. https://dx.doi.org/10.1038%2Fsrep33658.

Adrian Kemp
Company Secretary
AstraZeneca PLC

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 July 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary